Cannell Capital LLC Announces Formation of of the SAVE NAME GROUP (“SNG”).

ALTA,WY - Cannell Capital LLC(“CC”), a beneficial owner of Rightside Group Ltd (“NAME”), today announces the formation of SAVE NAME GROUP (“SNG”).

Having fallen 34% since its July 27, 2016 peak of $12.09, SNG believes NAME is significantly undervalued for many of the reasons outlined by Sameet Sinha of B. Riley Financial (“BRF”) in his sum-of-the-parts analysis dated February 1, 2017, which assigns a $12 price target to NAME. [See Attachment A: Appraisal of the Rightside Group, Ltd. by B. Riley Financial.]

SNG has lost confidence in NAME and it is not alone – NAME's competitors Donuts Inc. and Uniregistry have already voted with their feet, the former having announced on June 24, 2016 an offer to buy the entirety of NAME's gTLD Registry for $70 million in cash. In 2016 the latter accumulated 12.1% percent of NAME but subsequently sold the entire stake for the reasons which allegedly included NAME's failure to cure the concerns and suggestions in CC's Form 13-D dated February 19, 2016. (https://www.sec.gov/Archives/edgar/data/1058854/000105885416000056/Exhibit_99.htm).

NAME's January 20, 2017 decision to sell eNom to Tucows (“TCX”) for net proceeds of $76.7 million marks a step in the right direction – but little more than a band-aid. SNG is not satisfied with either the consideration that NAME received for this unique asset or the $4 million that it spent on legal and investment banking services. Conversations with management suggest that the Company took only two months to evaluate and close the transaction. Perhaps if they had been more patient and diligent, shareholders would have enjoyed more than the 0.5x 2016 revenues which they received in this “shotgun sale”.

This price was a fraction of Tucows' own valuation of 2.6x 2016 estimated revenue. For the two trading sessions following the eNom transaction, NAME traded up 10% while TCX was up 32%, suggesting that investors believe it was a better deal for TCX shareholders than NAME shareholders.

Post divesture, SNG contends that it is difficult to justify the cost of this “stub” remaining public. At $2.0-2.5 million per year, these costs exceed 1% of the Company's depleted valuation. As BRF points out in its February 1, 2017 report, the assets and operating costs of NAME could be better amortized across a larger registrar company.

SNG is concerned that the recent injection of cash from the sale of eNom will remove the pressure and urgency of returning value to shareholders (either through a sale of the entire company, a tender for shares or a special and substantial dividend). Having fresh eyes and ears would go a long way to assuage our concerns (and those of other frustrated shareholders we reckon).

In August 2016, CC reached a tentative settlement with NAME as to a new director. CC appreciated the alacrity and collaborative nature of such proposed settlement, but since then has suffered through over 190 days of slow-tracking, hemming and hawing. CC has submitted other candidates but NAME has been largely unresponsive to these honest suggestions. CC has been patient and collaborative but now calls for more urgent action to save value on behalf of all shareholders of Rightside Group, Ltd.

Because the management and board of directors of NAME have sat passively whilst the stock has declined 34% (during a period in which the Russell 2000 index has appreciated 21%), SNG intends to become more active and vocal in its efforts to force change at NAME. SNG has compiled a slate of qualified candidates. The names and identity of these candidates shall be disclosed periodically together with other neutral and reliable facts to support the contention of SNG that some or all of the board of NAME needs to be replaced. These candidates will be nominated formally by CC in writing prior to March 4, 2019.

SNG has retained two of the leading service providers in America who assist activist investors. These firms, Redge Global and March Intelligence Research, will provide services to SNG similar to those they provided to Concerned Envivio Shareholders, of which CC was also a member.

These two service providers created a presentation and website to support Concerned Envivio Shareholders in June of 2015. These materials helped force the incumbent board of Envivio, Inc. to unlock shareholder value, leading to Envivio's sale at a premium of more than 100% in September of 2015. (http://www.concernedenvivioshareholders.com)

SNG encourages every NAME shareholder to view our website at http://www.concernedrightsidegroupshareholders.com

Attachment A: Appraisal of the Rightside Group, Ltd. by B. Riley Financial

The following text is excerpted from a February 1, 2017 report issued by B. Riley Financial, authored by Sameet Sinha, and titled “Finding Value in Remaining Assets; First Take at PF Model Implies NT Slowdown, but FCF Generation in 2018.”

While the valuation of the Registry business has a good benchmark in privately held Donuts' (rejected) offer for $70MM from last summer, we offer a detailed valuation of the Registrar and Aftermarket businesses, which we believe are misunderstood by investors.

Retail Registrar Could be Worth $55-$60MM. At ~45% of revenue growing at ~15% Y/Y and 25%/20% GM/AEBITDA margins, Name.com offers the Registry division a distribution channel and test bed. This is a niche business growing at 3x faster than the industry with GM in line with industry and above average AEBITDA margins. This is a highly competitive business and Name.com has been able to carve out a niche with superior customer service. Based on WEB's (Buy; $24.00 PT) acquisition of Register.com and Network Solutions at 8-9x AEBITDA (admittedly, these happened several years back), we believe this division could be worth about $55MM. Considering the FCF potential from this business, we apply an 10x multiple to our 2018 FCF estimate and arrive at a ~$60MM estimate. While there is some value to keeping the Registrar together with Registry business, a sale to another Registrar is possible with about 3MM domains and annual ARPU of $30 growing at about 3x the industry and profitable, this asset could be a nice tuck-in for a host of Registrars.

Exhibit 4: Retail Registrar Valuation

8x 2018 AEBITDA	$55,572
10x 2018 FCF	$59,465
Average	$57,518
Source: B. Riley & Co. estimates

Aftermarket is a Hidden Asset. At ~37% of revenue with low 40's/mid 30's GM/AEBITDA margins, this is a melting ice cube since revenue is unpredictable and facing headwinds on the Advertising side. Additionally, the Domain sale business could be facing some headwinds as well since the larger pool of domain expiry stream will sold as part of the eNom deal; the division would now rely on the smaller expiry stream at Name.com and/or has to acquire domain assets. We expect this business to be a cash cow for the company while offering asset value. Based on the valuation attributed to GoDaddy's (GDDY; Buy, $45.00 PT) acquisition of Marchex's (MCHX; NR) and privately–held Worldwide Media's portfolios in 2015, we arrive at an average value of $324 per domain. Since we do not have any insight into the quality of NAME's portfolio, we discount GDDY's average purchase price per domain by about 50% (to $162), and arrive at an asset value of $40MM. AEBITDA/FCF multiples of 6x/7x support a range of $37 -$43MM as well.

Exhibit 5: Aftermarket Valuation (in $'000)

250k domains @ 162	$40,478
6x 2018 AEBITDA	$37,153
7x 2018 FCF	$43,345
Average EV	40,325
Source: B. Riley & Co. estimates

Registry is a High Growth Asset. At ~22% of revenue with 25% growth and 90% GM, this is the key asset for NAME. Registry is the fastest growth opportunity and the crown jewel, which has already had a public offer for $70MM from privately-held Donuts. While a large part of the startup and operating costs have been recovered by abdicating its position in the gTLD auctions, this division still offers a high degree of optionality.

Exhibit 5: Detailed Sum-of-the-Parts (in $'000)

Value of Registry
Donuts' Offer	$70,000
Average EV	$70,000

Value of Aftermarket
250k domains @ $162 each	$40,478
6x 2018 AEBITDA	$37,153
7x 2018 FCF	$40,545
Average EV	$39,392

Value of Retail Registrar
6x 2018 AEBITDA	$55,572
10x 2018 FCF	$59,465
Average	$57,518

Total EV	$166,910
Less: Corporate overhead (2x $5MM)	$10,000
Less: debt	$0
Plus: cash	$90,000
Market Cap	$246,910
S/O	20,958
Value Per Share	$12

Source: B. Riley & Co. estimates